Exhibit 4(b).1
REDACTED VERSION

Certain identified information has been omitted from this document because it is not material and is customarily and actually treated as private or confidential, and has been marked with “[***]” to indicate where omissions have been made.

Amended and Restated Further Acquisition Agreement
relating to the acquisition of shares in GasT TopCo

Dated 19 July 2023
Lattice Group Limited and Luppiter Bidco Limited
Ref: L-311850

Table of Contents
Contents    Page

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Amended and Restated Further Acquisition Agreement
This amended and restated Further Acquisition Agreement (the “Agreement”) is made as a deed on 19 July 2023 between:
(1)LATTICE GROUP LIMITED, a company incorporated in England and Wales with registered number 03900804 and whose registered office is at 1-3 Strand, London WC2N 5EH, United Kingdom (the “Seller”); and
(2)LUPPITER BIDCO LIMITED, a company incorporated in England and Wales with registered number 13987703 and whose registered office is at C/O Alter Domus (Uk) Limited 10th Floor, 30 St Mary Axe, London, EC3A 8BF, United Kingdom (the “Investor”).
Whereas:
(A)The Seller and the Investor entered into an acquisition agreement dated 27 March 2022 (the “Acquisition Agreement”) relating to, amongst other things, the subscription for Shares and the acquisition by GasT MidCo of National Gas Transmission Holdings Limited (formerly known as National Grid Gas Holdings Limited). Completion of the Acquisition Agreement occurred on 31 January 2023 (the “Closing Date”).
(B)GasT TopCo and the other New GasT Subsidiaries were incorporated on the Incorporation Date in accordance with the Acquisition Agreement.
(C)In addition to the Acquisition Agreement, the Seller and the Investor entered into a further acquisition agreement dated 27 March 2022 (the “Further Acquisition Agreement”) as amended and restated by this Agreement pursuant to which the Seller has agreed to sell and the Investor has agreed to acquire Further Shares and Further Debt.
It is agreed as follows:
1Interpretation
In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:
1.1Terms defined in the Acquisition Agreement
Capitalised terms used but not defined in this Agreement shall have the meaning ascribed to them in the Acquisition Agreement.
1.2Further definitions
“A&R Shareholders’ Agreement” means the deed (in the Agreed Form) that, with effect on and from the Further Closing Date, amends and restates the Shareholders’ Agreement;
“Affiliate” has the meaning given to it in the Shareholders’ Agreement;
“Agreed Form” means, in relation to any document, such document in the terms agreed between the Seller and the Investor and signed for identification by the Investor’s Lawyers and the Seller’s Lawyers on the date of this Agreement, with such alterations as may be agreed in writing between the Seller and Investor from time to time;
“Closing” means the completion of the acquisition of National Gas Transmission Holdings Limited by GasT MidCo pursuant to the Acquisition Agreement;
“Competent Authority” has the meaning given to it in the Acquisition Agreement;

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“Debt” means the principal amount of any loans, borrowings or indebtedness (together with any accrued interest) provided to GasT TopCo by a Shareholder or its Affiliates or any Investor Shareholder Affiliate, including any new Debt contributed by any of the Shareholders between Closing and Further Closing, but shall exclude any loans, borrowings or indebtedness provided to GasT TopCo in the ordinary course of business which is not in connection with such Shareholder’s holding of Shares;
“Debt Capitalisation” means any capitalisation of Debt after the Closing Date;
“Debt Capitalisation Shares” means any Shares issued as a result of any Debt Capitalisation (including any such Shares as consolidated, subdivided or redesignated on a non-dilutive basis);
“Director” has the meaning given to it in the Shareholders’ Agreement;
“Distribution” means any: (i) dividend, or other distribution of profits or assets, actually paid in respect of the Shares; and (ii) any interest on, and any principal of, any Debt actually paid or repaid, in each case between Closing and Further Closing;
“Distribution Factor” means:
[***]
“Escalation Factor” means:
[***]
“Further Acquisition Payment” means the consideration to be paid by the Investor to the Seller for the Further Sale Assets, being a sum equal to:
[***]
“Further Claim” means a claim against the Seller for breach of or under this Agreement other than a Further Cornerstone Claim;
“Further Closing” means the completion of the sale and purchase of the Further Sale Assets pursuant to Clause 5;
“Further Closing Date” means the date on which Further Closing takes place;
“Further Cornerstone Claim” means a claim for breach of the Seller’s obligations under Clause 2.1;
“Further Debt” means [***];
“Further Debt Consideration” has the meaning given to it in Clause 3.1.1;
“Further Long Stop Date” means 30 April 2024, or such later date as the Seller may notify the Investor in writing;
“Further Sale Assets” means the Further Shares and the Further Debt;
“Further Share Consideration” has the meaning given to it in Clause 3.1.2;
“Further Shares” [***];
“Interest” has the meaning given to it in the Shareholders’ Agreement;
“Investor Shareholder Affiliate” has the meaning given to it in the Shareholders’ Agreement;

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“Investor’s Lawyers” means White & Case LLP of 5 Old Broad Street, London EC2N 1DW;
“NSI Authority” means the Secretary of State and/or any other Competent Authority to which the notification to determine satisfaction of the NSI Condition must be made in accordance with the requirements of the NSI Act;
“NSI Condition” has the meaning given to it in Clause 4.1;
“parties” means the parties to this Agreement from time to time, and “party” means any one of them;
“Relevant Leakage” means the amount of any Leakage (that is not Notified Leakage or Additional Notified Leakage) from 1 April 2021 to the Closing Date multiplied by 60 per cent.;
“Remaining Acquisition Agreement” means the agreement to be entered into between the Seller and the Investor on or around the date hereof relating to the sale and purchase of the Remaining Sale Assets and Put Option Sale Assets (as such terms are defined therein);
“Secretary of State” means the secretary of state in the cabinet office of the United Kingdom;
“Seller’s Lawyers” means Linklaters LLP of One Silk Street, London EC2Y 8HQ, United Kingdom;
“Seller’s Warranties” means the warranties given by the Seller set out in Schedule 2, and “Seller’s Warranty” means any one of them;
“Shareholder” has the meaning given to it in the Shareholders’ Agreement;
“Shareholders’ Agreement” means the shareholders’ agreement dated 31 January 2023 and entered into between the Seller, the Investor, GasT TopCo, National Gas Transmission Holdings Limited and certain other members of the GasT Group pursuant to the Acquisition Agreement, and as amended from time to time;
“Shares” means ordinary shares of £1.00 each in the capital of GasT TopCo;
“Surviving Clauses” means Clauses 1, 4.4, 9 and 10.2 to 10.16, and “Surviving Clause” means any one of them;
“Third Party Claim” shall have the meaning given to it in Clause 8.5;
“Transaction” means the proposed sale of the Further Sale Assets by the Seller to the Investor pursuant to the terms of this Agreement;
“Transaction Documents” means this Agreement and all agreements entered into pursuant to this Agreement, and “Transaction Document” means any one of them;
“Transfer” has the meaning given to it in the Shareholders’ Agreement; and
“X” means [***].
1.3Singular, plural, gender
References to one gender include all genders and references to the singular include the plural and vice versa.

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1.4References to persons and companies
References to:
1.4.1a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and
1.4.2a company include any company, corporation or body corporate, wherever incorporated.
1.5References to subsidiaries and holding companies
The words “holding company”, “parent undertaking”, “subsidiary” and “subsidiary undertaking” shall have the same meaning in this Agreement as their respective definitions in the Companies Act 2006.
1.6Schedules etc.
References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.
1.7Headings
Headings shall be ignored in interpreting this Agreement.
1.8Reference to documents
References to any document (including this Agreement and any document in the Agreed Form), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.
1.9Modification etc of statutes
References to a statute or statutory provision include that statute or provision as from time to time modified or re-enacted or consolidated whether before or after the date of this Agreement so far as such modification or re-enactment or consolidation applies or is capable of applying to any transactions entered into in accordance with this Agreement provided that nothing in this Clause 1.9 shall operate to increase the liability of any party beyond that which would have existed had this Clause been omitted.
1.10Information
References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.
1.11Non-limiting effect of words
The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.
1.12Meaning of “to the extent that” and similar expressions
In this Agreement, “to the extent that” shall mean “to the extent that” and not solely “if”, and similar expressions shall be construed in the same way.

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1.13Legal terms
References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.
1.14References to time
Unless otherwise stated, all references to time in this Agreement are to London time.
1.15Extent of obligation to “procure” or “ensure”
If:
1.15.1a party (the “Obligor”) is obliged under any provision of this Agreement to “procure” or “ensure” that another person performs (or refrains from performing) any act; and
1.15.2the Obligor does not Control (as that term is defined in the Shareholders’ Agreement) the other person, then the Obligor’s obligations under that provision shall be limited to:
(a)if the Obligor holds any voting securities in the capital of the other party, exercising all voting rights attaching to those securities; and
(b)if the Obligor is party to any agreement relating to the management and control of the other person (including, in the case of the GasT Group, the Shareholders’ Agreement), exercising all rights available to it under such agreement, in each case for the purposes set out in the relevant provision of this Agreement.
1.16Payments
All payments to be made pursuant to or in connection with this Agreement shall be made in pounds Sterling, being the lawful currency of the United Kingdom, unless otherwise indicated.
1Acquisition of the Further Sale Assets
1.1Further Sale Assets
1.1.1On and subject to the terms of this Agreement, the Seller shall:
(i)sell, and the Investor shall purchase, the Further Shares; and
(ii)assign (or procure that any of its Affiliates shall assign) to the Investor the Further Debt (including any accrued but unpaid interest).
1.1.2The Further Shares shall be sold by the Seller with full title guarantee, free from any Encumbrances and together with all rights and advantages attaching to them as at Further Closing (including the right to receive all dividends or distributions declared, made or paid in respect of such Further Shares on or after Further Closing).
2Consideration
2.1Amount

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2.1.1The amount of the consideration to be paid by the Investor for the assignment of the Further Debt under this Agreement shall be an amount equal to the sum of the outstanding principal of, and accrued but unpaid interest on, such Further Debt as at the Further Closing Date (the “Further Debt Consideration”).
2.1.2The amount of the consideration to be paid by the Investor for the purchase of the Further Shares under this Agreement shall be an amount equal to:
(i)the Further Acquisition Payment; less
(ii)the Further Debt Consideration,
(the “Further Share Consideration”).
2.2Payment of Further Acquisition Payment
The Further Acquisition Payment shall be paid by way of cash payment pursuant to Clause 5.3.
2.3Adjustment to the Further Share Consideration
If any payment is made by the Seller to the Investor in respect of any claim for any breach of this Agreement (or any agreement entered into under this Agreement), the payment shall be treated so far as lawfully possible as an adjustment of the Further Share Consideration that is paid by the Investor on the Further Closing Date for the Further Shares under this Agreement and the Further Share Consideration shall be deemed to have been reduced by the amount of such payment.
3Condition
3.1NSI Condition
The acquisition of the Further Sale Assets by the Investor amounts to a notifiable acquisition within the meaning of the NSI Act. The Seller and the Investor agree that the acquisition of the Further Sale Assets by the Investor is subject to and conditional upon the Investor having notified the transfer of the Further Sale Assets to the NSI Authority in accordance with the requirements of the NSI Act and either:
3.1.1the NSI Authority subsequently notifying the Investor (before the end of the review period within which the NSI Authority may give a call-in notice under the NSI Act) that the notification is accepted and that no further action will be taken in relation to the transfer of the Further Sale Assets; or
3.1.2in the event that a call-in notice is given in relation to the Transaction, the NSI Authority either:
(i)giving a final notification confirming that no further action will be taken in relation to the Transaction under the NSI Act; or
(ii)making a final order permitting the Transaction to proceed subject to remedies, requirements or conditions (subject to the agreement of the Seller),
(the “NSI Condition”).

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3.2Responsibility for satisfaction
3.2.1The Investor shall use all reasonable endeavours to ensure the satisfaction of the NSI Condition as soon as reasonably practicable after the date of this Agreement and in any event before the Further Long Stop Date, which shall include, but not be limited to, the Investor preparing and submitting the notification required to procure the satisfaction of the NSI Condition to the NSI Authority as soon as reasonably practicable after, and in any event within 10 Business Days of, the date of this Agreement and promptly providing such information in relation to itself and the Investor’s Group and any explanation or clarification of or further information in relation to any aspect of the NSI Condition as may be reasonably necessary to procure the satisfaction of the NSI Condition before the Further Long Stop Date, provided that this shall not require the Investor to take such action which would be likely to have such a detrimental effect on the current or future development of its business or that of its Affiliates or Investor Shareholder Affiliates that it would be unreasonable to expect it, its Affiliates or Investor Shareholder Affiliates to take it.
3.2.2The Investor shall give notice to the Seller of the satisfaction of the NSI Condition within two Business Days of becoming aware of the same.
3.3Process for satisfaction
3.3.1Without prejudice to Clause 4.2, the Seller and the Investor agree that all requests and enquiries from the NSI Authority which relate to the satisfaction of the NSI Condition shall be dealt with by the Seller and the Investor in consultation with each other and the Seller and the Investor shall promptly co-operate with and provide all necessary information and assistance reasonably required by the NSI Authority upon being requested to do so by the other.
3.3.2The Investor undertakes to keep the Seller fully informed as to progress towards satisfaction of the NSI Condition and shall provide the Seller or its nominated advisers with draft copies of the initial submissions and all material communications to the NSI Authority in relation to satisfying the NSI Condition, allowing the Seller a reasonable opportunity to provide comments on such submissions and communications before they are submitted (other than any part of such documentation and information that contains commercially sensitive information relating to the business of the Investor’s Group or any Investor Shareholder Affiliate and/or is otherwise confidential in the reasonable assessment of the Investor).
3.4Non-satisfaction
If the NSI Condition is not satisfied by 5.00 p.m. on the Further Long Stop Date the Investor or the Seller may, in its sole discretion, terminate this Agreement (other than the Surviving Clauses) and neither the Seller nor the Investor shall have any Further Claim against the other under it, save for any Further Claim arising from breach of any obligation contained in Clause 4.2.
4Further Closing
4.1Date and place
Subject to Clause 4, Further Closing shall take place at 1.00 p.m. at the offices of the Seller’s Lawyers on the date falling twenty Business Days after the date on which the NSI

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Condition is satisfied or at such other location and at such other time or on such other date as may be agreed in writing between the Investor and the Seller.
4.2Further Closing events
4.2.1On the Further Closing Date:
(i)the Seller shall deliver or take (or cause to be delivered or taken) the documents and actions listed in Part A of Schedule 1; and
(ii)the Investor shall deliver or take (or cause to be delivered or taken) the documents and actions listed in Part B of Schedule 1;
and, subject to satisfaction by the Seller of its obligations pursuant to Clause 5.2.1(i), the Investor shall pay the Further Acquisition Payment in cleared funds to the Seller.
4.2.2The Seller may waive some or all of the obligations of the Investor as set out in Part B of Schedule 1 and the Investor may waive some or all of the obligations of the Seller as set out in Part A of Schedule 1.
4.3When Further Closing shall have taken place
4.3.1Without prejudice to Clause 5.4, all documents, monies and items delivered at Further Closing pursuant to Clause 5.2 and Schedule 1 shall be held by the recipient to the order of the person delivering the same until such time as Further Closing shall have taken place pursuant to Clause 5.3.2.
4.3.2Provided all items required have been delivered at Further Closing (or delivery of such waived by the person entitled to receive the relevant document or item), the documents, monies and items delivered pursuant to Clause 5.2 and Schedule 1 shall cease to be held to the order of the person delivering them and Further Closing have taken place.
4.4Breach of Further Closing obligations
If a party fails to comply with any material obligation in Clauses 5.2, 5.3 or Schedule 1, the Investor, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Investor, shall be entitled (without prejudice to the right to claim damages or other compensation) by written notice to the other served on the Further Closing Date:
4.4.1to effect Further Closing so far as practicable having regard to the defaults which have occurred; or
4.4.2to fix a new date for Further Closing, such date to be not less than 10 Business Days and not more than 20 Business Days after the Further Closing Date determined in accordance with Clause 5.1, in which case the provisions of Schedule 1 shall apply to Further Closing as so deferred; or
4.4.3provided that Further Closing has been deferred under Clause 5.4.2 by the party serving notice hereunder on not fewer than two occasions, to terminate this Agreement (other than the Surviving Clauses) without liability on their part.

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5Warranties
5.1The Seller’s Warranties
The Seller warrants to the Investor that:
5.1.1the statements set out in Schedule 2 are true and accurate as of the date of this Agreement; and
5.1.2the statements set out in Schedule 2 will be true and accurate at Further Closing as if they had been repeated at Further Closing.
5.2The Investor’s warranties
The Investor warrants to the Seller that:
5.2.1the statements set out in Schedule 3 are true and accurate as of the date of this Agreement; and
5.2.2the statements set out in Schedule 3 will be true and accurate at Further Closing as if they had been repeated at Further Closing.
6Limitation of Liability
6.1Time limitation for Further Claims
The Seller shall not be liable for any Further Claim unless a notice of the Further Claim is given by the Investor to the Seller specifying the matters set out in Clause 8.2 within 18 months following the Further Closing Date.
6.2Minimum Further Claims
6.2.1The Seller shall not be liable for any individual Further Claim (or a series of Further Claims arising from substantially identical facts or circumstances) where the liability agreed or determined for any such Further Claim or series of Further Claims does not exceed an amount equal to 0.1 per cent. of the Further Acquisition Payment.
6.2.2Where the liability agreed or determined in respect of any such Further Claim or series of Further Claims exceeds the amount referred to in Clause 7.2.1, subject as provided elsewhere in this Clause 7, the Seller shall be liable for the amount of the Further Claim or series of Further Claims as agreed or determined and not just the excess.
6.3Aggregate minimum Further Claims
6.3.1The Seller shall not be liable for any Further Claim unless the aggregate amount of all Further Claims for which the Seller would otherwise be liable exceeds an amount equal to 1 per cent. of the Further Acquisition Payment.
6.3.2Where the liability agreed or determined in respect of all Further Claims exceeds the amount referred to in Clause 7.3.1, subject as provided elsewhere in this Clause 7, the Seller shall be liable for the aggregate amount of all Further Claims as agreed or determined and not just the excess.

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6.4Maximum liability
The aggregate liability of the Seller for all Further Claims and Further Cornerstone Claims shall not exceed an amount equal to 100 per cent. of the Further Acquisition Payment.
6.5Contingent liabilities
The Seller shall not be liable for any Further Claim in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable.
6.6Losses
The Seller shall not be liable for any Further Claim in respect of any loss of profit, loss of goodwill or any indirect or consequential losses.
6.7Matters arising subsequent to this Agreement
The Seller shall not be liable for any Further Claim if and to the extent that the Further Claim has arisen as a result of:
6.7.1Agreed matters
any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or any other Transaction Document or otherwise at the request in writing or with the approval in writing of the Investor;
6.7.2Acts of the Investor
any act, omission or transaction of the Investor or any member of the Investor’s Group or any of the GasT Group Companies, or their respective directors, officers, employees or agents, after Further Closing provided that this shall not apply if such act, omission or transaction was done, committed or effected:
(i)in the ordinary and usual course of business; or
(ii)in order to comply with law or pursuant to a legally binding commitment to which the GasT Group was subject on or before Further Closing or in accordance with or approved under the Shareholders’ Agreement;
6.7.3Changes in legislation, regulation or practice
(i)the passing of, or any change in, after the date of this Agreement, any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the date of this Agreement;
(ii)any change after the date of this Agreement of any generally accepted interpretation or application of any legislation; or
(iii)any change after the date of this Agreement of any generally accepted accounting principles, procedure or practice; or

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6.7.4Accounting and Taxation policies
any change in accounting or Taxation policy, bases or practice of the Investor, the Investor’s Group or the GasT Group Companies introduced or having effect after the date of this Agreement.
6.8Insurance
The Seller shall not be liable for any Further Claim if and to the extent that the Losses in respect of which the Further Claim is made: (i) are covered by a policy of insurance; or (ii) would have been covered if the policies of insurance for the benefit of the GasT Group Companies in force at the date of Further Closing had been maintained after Further Closing on no less favourable terms.
6.9Investor’s and GasT TopCo’s right to recover
6.9.1Recovery for Actual Liabilities
The Seller shall not be liable to pay an amount in discharge of any Further Claim unless and until the liability for which the Further Claim is made has become due and payable.
6.9.2Prior to recovery from the Seller etc.
If, before the Seller pays an amount in discharge of any Further Claim, the Investor, any member of the Investor’s Group or any GasT Group Company recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Investor, any member of the Investor’s Group or any GasT Group Company (in whole or in part) for the loss or liability which is the subject matter of the Further Claim, the Investor shall procure that, before steps are taken to enforce a Further Claim against the Seller following notification under Clause 8.2, all reasonable steps are taken to enforce the recovery against the third party and any actual recovery (less any Taxation suffered thereon and any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such Further Claim to the extent of such recovery.
6.9.3Following Recovery from the Seller etc.
If the Seller has paid an amount in discharge of any Further Claim and subsequently the Investor, any member of the Investor’s Group or any GasT Group Company is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Investor, any member of the Investor’s Group or any GasT Group Company (in whole or in part) for the loss or liability which is the subject matter of the Further Claim, the Investor shall procure that all steps are taken as the Seller may reasonably require to enforce such recovery and shall pay to the Seller as soon as practicable after receipt an amount equal to: (i) any sum recovered from the third party less any reasonable costs and expenses incurred in obtaining such recovery; or, if less, (ii) the amount previously paid by the Seller to the Investor. Any payment made by the Investor to the Seller under this Clause 7.9.3 shall be made by way of further adjustment of the Further Share Consideration and the provisions of Clause 3.3 shall apply mutatis mutandis.

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6.10No double recovery and no double counting
No party may recover for breach of or under this Agreement or otherwise more than once in respect of the same Losses suffered or amount for which the party is otherwise entitled to claim (or part of such Losses or amount), and no amount (including any Tax relief) (or part of any amount) shall be taken into account, set off or credited more than once for breach of or under this Agreement or otherwise, with the intent that there will be no double counting for breach of or under this Agreement or otherwise.
6.11Mitigation of Losses
Each party shall procure that all reasonable steps are taken and all reasonable assistance is given to the other parties to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability for any claim for breach of or under this Agreement.
6.12Fraud
None of the limitations contained in this Clause 7 shall apply to any claim for breach of or under this Agreement if and to the extent it arises or is increased as a result of fraud by the Seller.
6.13General
None of the limitations contained in this Clause 7 (other than in Clauses 7.1, 7.4 and 7.10 to 7.12 (inclusive)) shall apply to any claim for breach of any of the Seller’s Warranties.
7Further Claims
7.1Notification of potential Further Claims
If the Investor becomes aware of any fact, matter or circumstance that may give rise to a Further Claim or Further Cornerstone Claim then the Investor shall as soon as reasonably practicable give a notice in writing to the Seller setting out such information as is available to the Investor concerning such Further Claim or Further Cornerstone Claim.
7.2Notification of Further Claims
Notice of any Further Claim shall be given by the Investor to the Seller within the time limits specified in Clause 7.1.
7.3Commencement of proceedings
Any Further Claim notified pursuant to Clause 8.1 or 8.2 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn six months after:
7.3.1the notice is given pursuant to Clause 8.1 or 8.2; or
7.3.2where Clause 7.5 applies, a contingent liability becomes an actual liability, unless at the relevant time legal proceedings in respect of the Further Claim have been commenced by being both issued and served.
7.4Investigation by the Seller
In connection with any matter or circumstance that may give rise to a Further Claim:

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7.4.1the Investor shall allow, and shall procure that the relevant GasT Group Company allows, the Seller and its financial, accounting or legal advisers to investigate the matter or circumstance alleged to give rise to the Further Claim and whether and to what extent any amount is payable in respect of such Further Claim; and
7.4.2the Investor shall disclose to the Seller all material of which the Investor is aware which relates to the Further Claim and shall, and shall procure that any other GasT Group Companies shall, give, subject to their being paid all reasonable costs and expenses, all such information and assistance, including access to premises and personnel, making such personnel available for factual interviews, preparation for testimony, giving evidence, producing affidavits and other similar activities, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Seller or its financial, accounting or legal advisers may reasonably request subject to the Seller agreeing in such form as the Investor may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the Further Claim in question.
7.5Conduct of Third Party Claims
If a matter or circumstance that may give rise to a Further Claim for breach of or under this Agreement is a result of or in connection with a claim by a third party (a “Third Party Claim”) then the Investor shall, or shall procure that the relevant GasT Group Company shall:
7.5.1as soon as reasonably possible, but in no event later than 10 Business Days after the Investor or any GasT Group Company receives notice of such Third Party Claim, give written notice thereof to the Seller;
7.5.2take any action reasonably required to recover amounts related to such Third Party Claim from any person and not take any action which may prejudice or limit any such right;
7.5.3without undue delay, keep the Seller regularly informed of the developments in relation to the Third Party Claim, including such information as the Seller may reasonably require; and
7.5.4use all reasonable efforts to maximise the chances of a successful outcome with respect to the Third Party Claim.
8Confidentiality
8.1Announcements
8.1.1Save for the Announcement and subject to Clause 9.1.2, until the earlier of Further Closing and the Further Long Stop Date, no announcement, communication or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Seller’s Group or any member of the Investor’s Group or the Investor’s Affiliates or any GasT Group Company without the prior written approval of the Seller and the Investor.
8.1.2Clause 9.1.1 shall not apply to any announcement, communication or circular that:
(i)only contains publicly available information (including any information in the Announcement);

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(ii)is required by law or any governmental or regulatory body or the rules of any stock exchange on which the shares of either party or its holding company are listed, but the party with an obligation to make an announcement or communication or issue a circular (or whose holding company has such an obligation) shall consult with the other party (or shall procure that its holding company consults with the other party) insofar as is reasonably practicable before complying with such an obligation; or
(iii)contains a description of the Transaction in marketing materials prepared for an indirect investor in the Investor.
8.2Confidentiality
8.2.1Subject to Clauses 9.1 and 9.2.2, each of the Seller and the Investor shall treat as strictly confidential and not disclose or use any confidential information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:
(i)the existence and the provisions of this Agreement and of any agreement entered into pursuant to this Agreement;
(ii)the negotiations relating to this Agreement (and any such other agreements);
(iii)(in the case of the Seller) any information relating to the business, financial or other affairs (including future plans and targets) of the Investor’s Group; or
(iv)(in the case of the Investor) any information relating to the business, financial or other affairs (including future plans and targets) of the Seller’s Group as constituted after Further Closing.
8.2.2Clause 9.2.1 shall not prohibit disclosure or use of any information if and to the extent:
(i)the disclosure or use is required by the Laws, any governmental or regulatory body or any stock exchange on which the shares of a party or its holding company are listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of any member of the Seller’s Group or the Investor’s Group);
(i)the disclosure or use is required to vest the full benefit of this Agreement in the Seller or the Investor;
(ii)the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other Transaction Document;
(iii)the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party or any other entity with which it is grouped for Tax purposes;
(iv)the disclosure is made to a party to whom assignment is permitted under Clause 10.3.2 on terms that such assignee undertakes to comply with the provisions of Clause 9.2.1 in respect of such information as if it were a party to this Agreement;

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(v)the disclosure is made to professional advisers of a party on terms that such professional advisers undertake to comply with the provisions of Clause 9.2.1 in respect of such information as if they were a party to this Agreement;
(vi)the information is or becomes publicly available (other than by breach of the Acquisition Agreement, the Shareholders’ Agreement, the Remaining Acquisition Agreement or this Agreement);
(vii)the other parties have given prior written approval to the disclosure or use;
(viii)permitted by the Shareholders’ Agreement; or
(ix)the information is independently developed after Further Closing, provided that prior to disclosure or use of any information pursuant to paragraph (i), (ii) or (iii) above, the party concerned shall, where not prohibited by law, consult with the other parties insofar as is reasonably practicable before making such disclosure or use.
9Other Provisions
9.1Further assurances
Each of the parties shall, and shall use reasonable endeavours to procure that any necessary third party shall, from time to time execute such documents and perform such acts and things as either of them may reasonably require to give the other party the full benefit of this Agreement.
9.2Whole agreement
9.2.1This Agreement and the Transaction Documents contain the whole agreement between the parties relating to the subject matter of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersede any previous written or oral agreement between the Seller and the Investor in relation to the Transaction.
9.2.2Each party agrees and acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into it.
9.2.3Each party agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement and each of the Seller and the Investor waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.
9.2.4No party shall be entitled to rescind or terminate this Agreement (whether before or after Further Closing) for breach of any representation, warranty or undertaking set out in this Agreement, other than pursuant to any such rights which arise in respect of fraud.
9.2.5Nothing in this Clause 10.2 excludes or limits any liability for fraud.

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9.3Assignment
9.3.1Except as permitted by Clause 10.3.2, no party may without the prior written consent of the other party assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.
9.3.2The Seller may without the consent of the Investor assign to a member of the Seller’s Group the benefit of the whole or any part of this Agreement provided that:
(i)if the assignee ceases to be a member of the Seller’s Group, it shall, before ceasing to be so, assign the benefit so far as assigned to it back to that party or assign the benefit to another member of the Seller’s Group, as the case may be; and
(ii)the assignee shall not be entitled to receive under this Agreement any greater amount than that to which the Seller would have been entitled.
9.4The Business Contract Terms (Assignment of Receivables) Regulations 2018
This Agreement is a contract within the meaning of Regulation 4(i) of The Business Contract Terms (Assignment of Receivables) Regulations 2018 and, accordingly, Regulation 2 of those Regulations does not apply to it.
9.5Third party rights
A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.
9.6Variation
No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.
9.7Method of payment and set off
9.7.1Subject to Clause 3.3, any payments pursuant to this Agreement shall be made in full, without any set off, counterclaim, restriction or condition and without any deduction or withholding (save as may be required by law or as otherwise agreed).
9.7.2Any payments pursuant to this Agreement shall be effected by crediting for same day value the account specified by the Seller or the Investor (as the case may be) on behalf of the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.
9.7.3Payment of a sum in accordance with this Clause 10.7 shall constitute a payment in full of the sum payable and shall be a good discharge to the payer (and those on whose behalf such payment is made) of the payer’s obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.
9.8Costs
Save as expressly provided otherwise:

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9.8.1the Seller shall bear all costs incurred by it and the Seller’s Group in connection with the preparation, negotiation and entry into of this Agreement and the sale of the Further Sale Assets; and
9.8.2the Investor shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement and the purchase of the Further Sale Assets.
9.9Stamp Duty and Transfer Taxes
The Investor shall bear the cost of all stamp duty, SDRT and all registration and transfer taxes and duties (excluding SDLT, Land Transaction Tax and Land and Building Transaction Tax) or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of the sale and purchase of the Further Sale Assets. The Investor shall be responsible for arranging the payment of such stamp duty, SDRT and all other such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with such payment. The Investor shall indemnify the Seller or any other member of the Seller’s Group against any Losses suffered by the Seller or member of the Seller’s Group as a result of the Investor failing to comply with its obligations under this Clause 10.9.
9.10Interest
If a party defaults in the payment when due of any sum payable under this Agreement, its liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (after as well as before judgment) at a rate per annum of 2 per cent. above the Bank of England’s Bank Rate as published by the Bank of England from time to time. Such interest shall accrue from day to day.
9.11Grossing-up
9.11.1All sums payable under this Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be permitted by Clause 10.7 or required by law. If any deductions or withholdings are required by law, the payer shall account to the relevant Tax Authority for the amount so required to be deducted or withheld and except:
(i)in the case of the consideration payable under Clause 3 where the deduction or withholding is not a Payer-Linked Deduction; or
(ii)in the case of interest payable under Clause 10.10,
the payer shall be obliged to pay to the recipient such additional amounts as will ensure that the recipient receives, in total, an amount which (after such deduction or withholding has been made), is no more and no less than it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding, provided that if a party shall have transferred (for the avoidance of doubt, by whatever means, including by way of a declaration of trust or anything that amounts in substance to a transfer) the benefit in whole or in part of this Agreement or shall have changed its tax residence or the permanent establishment to which the rights under this Agreement are allocated then the liability of the other party under this Clause 10.11.1 shall be limited to that (if any) which it would have been had no such transfer or change taken place.

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For the purposes of this Clause, a “Payer-Linked Deduction” means any deduction or withholding imposed on the consideration payable under Clause 3 (or any part thereof) which would not have arisen but for a connection of the payer with the jurisdiction imposing it.
9.11.2The recipient or expected recipient of an amount paid under this Agreement shall claim from the appropriate Tax Authority any exemption, rate reduction, refund, credit or similar benefit (including pursuant to any relevant double tax treaty) to which it is entitled in respect of any deduction or withholding in respect of which a payment has been made or would otherwise be required to be made pursuant to Clause 10.11.1 and, for such purposes, shall, within any applicable time limits, submit any claims, notices, returns or applications and send a copy thereof to the payer.
9.11.3If the recipient of a payment made under this Agreement obtains a refund or obtains and utilises a credit for any Taxation payable by it or similar benefit by reason of any deduction or withholding for or on account of Taxation, then it shall reimburse to the payer such part of such additional amounts paid pursuant to Clause 10.11.1 as the recipient of the payment certifies to the payer will leave it (after such reimbursement) in no better and no worse position than would have arisen if the payer had not been required to make such deduction or withholding.
9.11.4Where any payment is made or to be made under this Agreement pursuant to an indemnity, compensation or reimbursement provision (which, for the avoidance of doubt, shall not include the consideration payable under Clause 3, interest payable under Clause 10.10 or any reimbursement made pursuant to Clause 10.11.3), then the sum payable shall be adjusted to such sum as will ensure that after payment of any Taxation charged on such sum in the hands of the recipient (including any Taxation which would have been charged in the absence of any Reliefs) the recipient is left with a sum equal to the sum that it would have received in the absence of such a charge to Taxation after giving credit for any Relief that is or will be available to the recipient (or any affiliate of or person with an interest in such recipient) in respect of the matter giving rise to the payment, provided that if a party shall have transferred (for the avoidance of doubt, by whatever means, including by way of a declaration of trust or anything that amounts in substance to a transfer) the benefit in whole or in part of this Agreement or shall have changed its tax residence or the permanent establishment to which the rights under this Agreement are allocated then the liability of the other party under this Clause 10.11.4 shall be limited to that (if any) which it would have been had no such transfer or change taken place.
9.11.5Clause 10.11.4 shall not apply if and to the extent that the amount of the indemnity, compensation or reimbursement payment has already been adjusted to take account of the Taxation that will or would be charged on receipt or relief that is or will be available in respect of the matter giving rise to the payment.
9.11.6Clause 10.11.4 shall apply (for the avoidance of doubt), subject to the exclusion in Clause 10.11.5, to any amount deducted, withheld, set off or counterclaimed as contemplated by Clause 10.11.1 as it applies in respect of sums paid to the person entitled.

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9.12VAT
9.12.1Where under the terms of this Agreement one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or the representative member of any VAT group of which it forms part, subject to that person or representative member using reasonable endeavours to recover such amount of VAT as may be practicable.
9.12.2If any payment under this Agreement constitutes the consideration for a taxable supply for VAT purposes, then: (i) the supplier shall provide to the payer a valid VAT invoice; and (ii) except where the reverse charge procedure applies, and subject to the provision of a valid VAT invoice in accordance with (i), in addition to that payment the payer shall pay any VAT due.
9.13Notices
9.13.1Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:
(i)in writing; and
(ii)delivered by hand, email, recorded or special delivery or courier.
9.13.2A Notice to the Seller shall be sent to the following address, or such other person or address as the Seller may notify to the Investor from time to time:
LATTICE GROUP LIMITED
Registered office of Lattice from time to time
[***]
9.13.3A Notice to the Investor shall be sent to the following address, or such other person or address as the Investor may notify to the Seller from time to time:
LUPPITER BIDCO LIMITED
[***]
With a copy to:
[***]
With a copy by email to:
[***]
9.13.4A Notice shall be effective upon receipt and shall be deemed to have been received:
(i)at the time recorded by the delivery company, in the case of recorded or special delivery;
(ii)at the time of delivery, if delivered by hand or courier; or
(iii)at the time of sending, if sent by email, provided that receipt shall not occur if the sender receives an automated message that the email has not been delivered to the recipient.

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9.13.5A Notice that is deemed by Clause 10.13.4 to be received after 5.00 p.m. on any day, or on a Saturday, Sunday or public holiday in the place of receipt, shall be deemed to be received at 9.00 a.m. on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.
9.13.6For the purposes of this Clause 10.13, all references to time are to local time in the place of receipt.
9.13.7Email is not permitted for any Notice which: (i) terminates, gives notice to terminate or purports to terminate this Agreement; or (ii) notifies or purports to notify an actual or potential claim for breach of or under this Agreement.
9.14Invalidity
9.14.1If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.
9.14.2To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 10.14.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 10.14.1, not be affected.
9.15Counterparts
This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The parties may enter into this Agreement by executing any such counterpart.
9.16Governing law and submission to jurisdiction
9.16.1This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with this Agreement and such documents, shall be governed by English law.
9.16.2Each of the Seller and the Investor irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it and that accordingly any proceedings arising out of or in connection with this Agreement and the documents to be entered into pursuant to it shall be brought in such courts. Each of the Seller and the Investor irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.
9.17Compliance with Anti-Corruption Laws
Each party hereby warrants, represents and undertakes to each other party hereto that, in relation to the negotiation, conclusion and performance of this Agreement:

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9.17.1neither it nor any of its Affiliates, or any of its or their respective directors, officers, employees and authorised agents, has conducted any act in violation of applicable Anti-Corruption Laws; and

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9.17.2it shall promptly notify each other party if it becomes aware of or has specific suspicions that any act in violation of applicable Anti-Corruption Laws occurred.

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Schedule 1
Further Closing Obligations (Clause 5.2)
Part A: Seller’s Obligations
On Further Closing, the Seller shall deliver or make available to the Investor the following:
(i)duly executed instrument(s) for the transfer of the Further Shares;
(ii)duly executed instrument(s) for the assignment of the Further Debt;
(iii)a power of attorney in such form and in favour of such person as the Investor may nominate to enable the Investor to exercise all rights of ownership over the Further Shares, including, without limitation, voting rights;
(iv)the share certificates representing the Shares held by the Seller at Further Closing;
(v)evidence that the Seller is authorised to execute this Agreement and each of the Transaction Documents to be executed by the Seller;
(vi)a copy of the A&R Shareholders’ Agreement duly executed by the Seller;
(vii)a resignation, in such form as the Investor may reasonably nominate, from their respective offices of one of the Directors appointed by the Seller; and
(viii)a notification signed on behalf of the Seller informing GasT TopCo that it ceased to be a registrable relevant legal entity in relation to GasT TopCo within the meaning of section 790C Companies Act 2006 (with any applicable modifications) on the Further Closing Date.
Part B: Investor’s Obligations
1On Further Closing, the Investor shall deliver or make available to the Seller the following:
(i)evidence of the due fulfilment of the NSI Condition;
(ii)a copy of the A&R Shareholders’ Agreement duly executed by the Investor; and
(iii)evidence that the Investor is authorised to execute this Agreement and any other Transaction Document due to be executed by the Investor.
2Upon the registration of the Investor as the legal owner of the Further Shares, the Investor shall procure that GasT TopCo issues to the Seller a share certificate representing the Shares held by the Seller immediately following such registration.

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Schedule 2
Seller’s Warranties (Clause 6.1)
1Further Shares
2.1The Seller:
2.1.1is the sole legal and beneficial owner of the Further Shares; and
2.1.2has the right to exercise all voting and other rights over the Further Shares.
2.2The Further Shares have been properly and validly issued and allotted, are each fully paid or credited as fully paid and are free from all Encumbrances.
2.3No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer or repayment of any share or loan capital or any other security giving rise to a right over the Further Shares under any option, agreement or other arrangement (including conversion rights and rights of pre-emption) other than pursuant to this Agreement or the Shareholders’ Agreement.
3Further Debt
3.1The Seller is the sole legal and beneficial owner of the Further Debt and has the right to receive all amounts of outstanding principal and accrued but unpaid interest in respect of the Further Debt from time to time.
3.2The Further Debt is free from all Encumbrances.
4Incorporation
The Seller is validly existing and is a company duly incorporated under the laws of England and Wales.
5Authority to enter into Agreement
5.1The Seller has the legal right and full power and authority to enter into and perform each Transaction Document to be executed by the Seller.
5.2Each Transaction Document to be executed by the Seller will, when executed, constitute valid and binding obligations on the Seller in accordance with its terms.
6Authorisation
The Seller has taken, or will have taken by Further Closing, all corporate action required by it to authorise it to enter into and perform each Transaction Document to be executed by the Seller.
7Insolvency etc.
7.1The Seller is not insolvent or unable to pay its debts as they fall due.

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7.2There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any member of the Seller’s Group which may adversely affect the ability of the Seller to comply with this Agreement and no events have occurred which, under applicable laws, would justify such proceedings.
7.3So far as the Seller is aware, no steps have been taken to enforce any security over any assets of any member of the Seller’s Group which may adversely affect the ability of the Seller to comply with this Agreement and no event has occurred to give the right to enforce such security.

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Schedule 3
Warranties given by the Investor (Clause 6.2)
1Authority and Capacity
7.1Incorporation
The Investor is validly existing and is a company duly incorporated under the laws of England and Wales.
7.2Authority to enter into Agreement
7.2.1The Investor has the legal right and full power and authority to enter into and perform this Agreement.
7.2.2This Agreement will, when executed, constitute valid and binding obligations on the Investor in accordance with its respective terms.
7.3Authorisation
The Investor has taken or will have taken by Further Closing all corporate action required by it to authorise it to enter into and perform this Agreement.
8Insolvency etc.
8.1The Investor is not insolvent or unable to pay its debts as they fall due.
8.2There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any member of the Investor’s Group which may adversely affect the ability of the Investor to comply with this Agreement and no events have occurred which, under applicable laws, would justify such proceedings.
8.3So far as the Investor is aware, no steps have been taken to enforce any security over any assets of any member of the Investor’s Group which may adversely affect the ability of the Investor to comply with this Agreement and no event has occurred to give the right to enforce such security.

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IN WITNESS WHEREOF this Deed has been duly executed as a deed and delivered on the day and year first above written.

Executed as a Deed by LATTICE GROUP LIMITED acting by its authorised signatories

[***]
    Name: [***]

[***]
    Name: [***]

Executed as a Deed by LUPPITER BIDCO LIMITED acting by its authorised representatives

[***]
    Name: [***]

[***]
    Name: [***]